MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla")
Suite 501, 543 Granville Street
Vancouver, British Columbia V6C 1X8

Item 2 Date of Material Change

October 22, 2020 and October 27, 2020

Item 3 News Release

A news release dated October 22, 2020 and a new release dated October 27, 2020 were disseminated and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change

On October 22, 2020, the Company announced that it has exercised its option with Alamos Gold Corp. ("Alamos Gold") to acquire from Alamos Gold its 1.0% net smelter return royalty on the La Fortuna project in Durango State, Mexico owned by Minera Alamos Inc. ("Minera Alamos").

On October 27, 2020, the Company announced that it has appointed Saurabh Handa, CPA, CA as Chief Financial Officer effective as of November 1, 2020 replacing Bill Tsang.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

October 22, 2020 Material Change

On October 22, 2020, the Company announced that it has exercised its option with Alamos Gold to acquire a 1.0% net smelter return royalty (the "Royalty") on the La Fortuna project in Durango State, Mexico ("La Fortuna") owned by Minera Alamos for aggregate consideration of $1,000,000. Metalla acquired its option to acquire the Royalty as part of Metalla's acquisition of a royalty portfolio from Alamos Gold that was announced on April 1, 2019.

October 27, 2020 Material Change

On October 27, 2020, the Company announced that it has appointed Saurabh Handa, CPA, CA as Chief Financial Officer effective as of November 1, 2020. Mr. Handa will be replacing Bill Tsang who has served as Metalla's Chief Financial Officer since May 2017.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

October 28, 2020